Amendment

Amendment, effective March 11, 2015 to that certain Portfolio Management Agreement dated April 1, 2010 (“GNR Agreement”) between Wellington Management Company LLP (“Portfolio Manager”) and the HC Capital Trust (“Trust”), a Delaware statutory trust, relating to the Global Natural Resources Equity Strategy in The Commodity Returns Strategy Portfolio (the “Portfolio”) of the Trust.

WHEREAS, the Trust has retained the Portfolio Manager to provide a continuous program of investment management for certain assets of the Portfolio (“Account”) pursuant to the GNR Agreement; and

WHEREAS, the Trust and Portfolio Manager have agreed to reduce the fee payable to Portfolio Manager under the GNR Agreement;

NOW THEREFORE, in consideration of the promises and covenants set forth herein and intending to be legally bound hereby, the parties agree that Section 4 of the GNR Agreement is hereby deleted and replaced with the following:

4. Expenses and Compensation. Except for expenses specifically assumed or agreed to be paid by the Portfolio Manager under this Agreement, the Portfolio Manager shall not be liable for any expenses of the Portfolio or the Trust, including, without limitation: (i) interest and taxes; (ii) brokerage commissions and other costs in connection with the purchase and sale of securities or other investment instruments with respect to the Portfolio; and (iii) custodian fees and expenses. For its services under this Agreement, Portfolio Manager shall be entitled to receive a fee, which fee shall be calculated daily and payable monthly in arrears at the annual rate of 0. 60% of the average daily net assets of the Account so long as at least $150 million in assets are present in the Account; and 0.85% of the average daily net assets of the Account if less than $150 million in assets are present in the Account.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers thereunto duly authorized as of the day and year first written above.

Wellington Management Company, LLP		HC Capital Trust

By:	/s/ Steven P. Muson	By:	/s/ Colette Bergman
Name:	Steven P. Muson	Name:	Colette Bergman
Title:	Senior Managing Director	Title:	VP & Treasurer